Filed by TiVo Inc. Pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:
TiVo Inc. (Commission File No. 000-27141)
Rovi Corporation (Commission File No. 000-53413), and
Titan Technologies Corporation (Commission File No. 000-53413)

TiVo Inc. issued the following press release on May 5, 2016.

TiVo CEO to Speak At 2016 Jefferies Tech Conference

SAN JOSE, CA - (Marketwired - May 4, 2016) - TiVo Inc. (NASDAQ: TIVO), a leader in next-generation technology connecting consumers to their content, today announced that Naveen Chopra, TiVo’s Interim CEO, will be speaking at the Jefferies 2016 Technology Conference on May 11, 2016 at the Mandarin Oriental Brickell in Miami, Fla. A webcast of the presentation will be available on the Investor Relations section of the TiVo website at http://investor.tivo.com under the events calendar tab.
Event Details:
Jefferies 2016 Technology Conference
Mandarin Oriental Brickell, Miami
Wednesday, May 11, 2016
4:00 p.m. ET
Naveen Chopra, Interim CEO
Key Contacts
Derrick Neuman
(408) 519-9677
dnueman@tivo.com

or

FTI Consulting (on behalf of TiVo)
Phone: (415) 926-3507
TiVo@fticonsulting.com

About TiVo Inc.

TiVo Inc. (NASDAQ: TIVO) is a global leader in next-generation television services. With global headquarters in San Jose, CA and offices in New York, NY, Durham, NC, and Warsaw, Poland, TiVo's innovative cloud-based Software-as-a-Service solutions enable viewers to consume content across multiple screens in and out-of-the home. The TiVo solution provides an all-in-one approach for navigating the 'content chaos' by seamlessly combining live, recorded, on-demand and over-the-top television into one intuitive user interface with simple universal search, discovery, viewing and recording from a variety of devices, creating the ultimate viewing experience. TiVo products and services are available at retail or through a growing number of pay-TV operators worldwide. TiVo's multiple subsidiary companies provide the broader television industry and consumer electronics manufacturers with set-top box, cloud-based video discovery and recommendation options, interactive advertising solutions, and audience research and measurement services. More information at: www.TiVo.com.

Forward-Looking Statements

This press release of TiVo Inc. (the “Company”) or any statements incorporated by reference herein, including, for example, the expected date of closing of the mergers and the potential benefits of the mergers, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1965, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current expectations, estimates and projections about its business and industry, management’s beliefs and certain assumptions made by the Company or Rovi Corporation (“Rovi”), all of which are subject to change. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. We believe that these factors include, but are not limited to, the following: 1) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; 2) uncertainty as to the actual premium that will be realized by Company stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of the Company and Rovi; 4) uncertainty as to the long-term value of Parent common shares; 5) unpredictability and severity of natural disasters; 6) adequacy of the Company’s or Rovi’s risk management and loss limitation methods; 7) the resolution of intellectual property claims; 8) seasonal trends that impact consumer electronics sales; 9) Parent’s ability to implement its business strategy; 10) adequacy of Parent’s, the Company’s or Rovi’s loss reserves; 11) retention of key executives by the Company and Rovi; 12) intense competition from a number of sources; 13) potential loss of business from one or more major licensees; 14) general economic and market conditions; 15) the integration of businesses Parent may acquire or new business ventures Parent may start; 16) evolving legal, regulatory and tax regimes; 17) the expected amount and timing of cost savings and operating synergies; 18) failure to receive the approval of the stockholders of either the Company or Rovi; 19) litigation related to the transaction; 20) unexpected costs, charges or expenses resulting from the transaction; and 21) other developments in the DVR and advanced television solutions market, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in our most recent reports on Form 10-K and Form 10-Q and other documents of the Company, Parent and Rovi on file with the Securities and Exchange Commission. Our SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statements made or incorporated by reference in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Proposed Transaction And Where To Find It

This communication is not a solicitation of a proxy from any stockholder of the Company, Rovi or Parent. In connection with the Agreement and Plan of Merger among Rovi, the Company, Parent, Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc., Rovi, the Company and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TITAN, PARENT AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by the Company, Parent or Rovi with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

Participants in the Solicitation

The Company, Rovi, Parent and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Company and Rovi stockholders in connection with the proposed mergers. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors and their ownership of Company common stock in the Company’s annual report on Form 10-K for the fiscal year ended January 31, 2016, which was filed with the SEC on March 23, 2016, and its proxy statement on Schedule 14A for its 2015 annual meeting of stockholders, which was filed with the SEC on June 1, 2015. These documents are available free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com. Information about the executive officers and directors of Rovi (and, in some instances, Parent) is set forth in Rovi’s annual report on Form 10-K for the fiscal year ending December 31, 2015, which was filed with the SEC on February 11, 2016, and its proxy statement on Schedule 14A for its 2016 annual meeting of stockholders, which was filed with the SEC on March 11, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov. Other information regarding the participants in the solicitation and description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of the Company’s and Rovi’s stockholders generally, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Parent will file with the SEC when it becomes available.

# # #